Filed Pursuant to Rule 424(b)(3)
under the Securities Act of 1933
in connection with
Registration Statement No. 333-196589

PROSPECTUS

OXiGENE, INC.

2,916,457 Shares of Common Stock

This prospectus relates to the resale of up to 2,916,457 shares of our common stock issuable upon exercise of outstanding warrants that we issued in a private placement in May 2014.

These shares of common stock will be resold from time to time by the entities and persons listed in the section titled “Selling Securityholders” on page 17, which we refer to as the selling securityholders. The shares of common stock offered under this prospectus by the selling securityholders will be issued upon the exercise of warrants sold pursuant to a securities purchase agreement by and among OXiGENE, Inc. and certain of the selling securityholders, dated as of May 22, 2014, and pursuant to a letter agreement, dated May 22, 2014, with H.C. Wainwright & Co., LLC, the placement agent for the offering made pursuant to the purchase agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 21. We will pay the expenses incurred in registering the securities covered by the prospectus, including legal and accounting fees.

Our common stock is quoted on The NASDAQ Capital Market, or NASDAQ, under the symbol “OXGN.” On June 13, 2014, the last reported sale price of our common stock was $2.57 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JUNE 16, 2014.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

Registered Trademarks and Trademark Applications: “ZYBRESTAT®” and “OXi4503” are the subject of either a trademark registration or application for registration in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

We obtained industry and market data used throughout and incorporated by reference into this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

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PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission, or SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 5.

Our Business

We are a biopharmaceutical company primarily focused on the development of vascular disrupting agents, or VDAs, for the treatment of cancer. We are pursuing what we believe to be a cost-efficient, risk-mitigated development strategy. In the United States, we are pursuing collaborations with established pharmaceutical companies with products whose efficacy we believe can be enhanced by the addition of our lead product candidate, ZYBRESTAT® (fosbretabulin tromethamine), and with non-profit research organizations such as the Gynecologic Oncology Group, or GOG, an organization dedicated to clinical research in the field of gynecologic cancer, for the treatment of advanced ovarian cancer. To date, we have observed ZYBRESTAT® to be well tolerated in over 450 patients and to have clinical activity in a variety of indications including ovarian cancer and anaplastic thyroid cancer, or ATC, which is a rare and highly aggressive cancer. We have been granted orphan drug designation for ovarian cancer and ATC in the United States and the European Union. Based on positive preclinical data, we are also pursuing the clinical development of ZYBRESTAT® (fosbretabulin tromethamine) for the treatment of gastrointestinal neuroendocrine tumors (GI-NETs), which are tumors that arise from the body’s hormonal and nervous systems, produce excessive amounts of biologically active substances, and may cause debilitating symptoms. In the European Union, we are continuing to explore the potential for registration for ZYBRESTAT® (fosbretabulin tromethamine) for ATC through the European Union’s “exceptional circumstances” marketing authorization process.

ZYBRESTAT® (fosbretabulin tromethamine) Development Program

Our lead compound, ZYBRESTAT® (fosbretabulin tromethamine), is a reversible tubulin binding agent that selectively targets the endothelial cells that make up the blood vessel walls in most solid tumors and causes them to swell, obstructing the flow of blood and starving the tumor of vital nutrients including oxygen. This deprivation, also known as tumor hypoxia, results in rapid downstream tumor cell death.

Ovarian Cancer

Ovarian cancer affects approximately 22,000 women in the U.S. each year. This form of cancer begins in the ovaries and often spreads to the rest of the pelvis and abdomen prior to detection, resulting in a relatively poor prognosis. In fact, more than 60% of women diagnosed with ovarian cancer are in stage III or IV, making it difficult to treat and often fatal, with a five-year survival rate of 47% — a rate which is largely unchanged since the 1990s. There are relatively few cancer therapies that have been approved for the treatment of ovarian cancer, including carboplatin and cisplatin, gemcitabine, doxorubicin, and paclitaxel and also, in the European Union, bevacizumab in combination with other chemotherapeutic agents. Many patients eventually become resistant to platinum-based therapies, and new agents are needed. Due to the unmet need in the treatment of ovarian cancer and the small size of the indication, we have been granted an orphan drug designation in both the U.S. and Europe for the use of ZYBRESTAT® (fosbretabulin tromethamine) in the treatment of ovarian cancer.

ZYBRESTAT® (fosbretabulin tromethamine) in combination with AVASTIN® (bevacizumab) — Completed Phase 2 Trial

Genentech / Roche’s AVASTIN® (bevacizumab) is an anti-vascular endothelial growth factor (VEGF) monoclonal antibody that is currently FDA-approved for the treatment of a variety of solid tumor indications, but the approval currently does not include ovarian cancer. We believe that using ZYBRESTAT® (fosbretabulin tromethamine) in combination with AVASTIN® (bevacizumab) may provide a clinically active yet potentially better tolerated alternative to the current standard of care, cytotoxic chemotherapy, for relapsed ovarian cancer. In the European Union, AVASTIN® (bevacizumab) in combination with carboplatin and paclitaxel is approved for the front-line treatment of adult patients with advanced ovarian, fallopian tube, or primary peritoneal cancer and, in combination with carboplatin and gemcitabine, is approved for treatment of adult patients with first recurrence of platinum-sensitive epithelial ovarian, fallopian tube or primary peritoneal cancer who have not received prior therapy with AVASTIN® (bevacizumab) or other VEGF inhibitors or VEGF receptor–targeted agents. As front-line treatment in the European Union, AVASTIN® (bevacizumab) is approved in addition to carboplatin and paclitaxel for up to 6 cycles of treatment followed by continued use of AVASTIN® (bevacizumab) as single agent until disease progression or for a maximum of 15 months or until unacceptable toxicity, whichever occurs earlier.

In March 2014, we announced top line results from a randomized, two-arm Phase 2 trial evaluating AVASTIN® (bevacizumab) alone, as compared to AVASTIN® (bevacizumab) plus ZYBRESTAT® (fosbretabulin tromethamine) in patients with recurrent ovarian cancer. The topline results indicated a statistically significant increase in progression-free survival with the combination, the primary endpoint of the trial, with a p-value of less than 0.05. The trial enrolled 107 patients at 67 clinical sites in the United States and was conducted by the Gynecologic Oncology Group (GOG) under the sponsorship of the Cancer Therapy Evaluation Program of the National Cancer Institute.

Secondary endpoints in the study included safety, objective response rate (measured according to RECIST criteria) and overall survival. The topline results announced in March 2014 also indicate that patients receiving the combination of ZYBRESTAT® (fosbretabulin tromethamine) and AVASTIN® (bevacizumab) achieved a higher objective response rate than patients receiving AVASTIN® (bevacizumab) alone, but that increase was not statistically significant. At the time of analysis of the primary endpoint of the study, too few deaths had occurred to analyze overall survival for this study. In accordance with the study protocol, all patients will continue to be followed for overall survival. Consistent with prior clinical experience with ZYBRESTAT® (fosbretabulin tromethamine), patients in the combination arm experienced a higher incidence of hypertension compared to the control arm. All cases of hypertension were managed with antihypertensive treatments, as specified in the study protocol. Patients in both arms were treated until disease progression or adverse effects prohibited further therapy. We anticipate that the full study results will be submitted for presentation at a future scientific meeting, possibly in the second half of 2014. However, at this point it is not known specifically when the results for overall survival as a secondary endpoint of the study will become available.

ZYBRESTAT® (fosbretabulin tromethamine) in combination with AVASTIN® (bevacizumab) – Potential Future Development

In light of the top line results from the GOG-0186I trial, which demonstrated a statistically significant increase in progression-free survival from the combination of AVASTIN® (bevacizumab) plus ZYBRESTAT® (fosbretabulin tromethamine) as compared to AVASTIN® (bevacizumab) alone, we are currently evaluating the potential development pathway for ZYBRESTAT® (fosbretabulin tromethamine) in ovarian cancer. We anticipate receipt of additional data from the GOG 186I trial in the second half of 2014, and we are also conducting discussions regarding the development pathway in ovarian cancer with leading experts in this indication. Based on the additional data obtained and feedback received from these discussions, we will evaluate next steps in the development of ZYBRESTAT® (fosbretabulin tromethamine) for ovarian cancer.

We also remain interested in potentially conducting a randomized, two-arm Phase 2 clinical trial, comparing weekly dosing of TAXOL® (paclitaxel) with weekly TAXOL® (paclitaxel) plus ZYBRESTAT® (fosbretabulin tromethamine) potentially in combination with AVASTIN® (bevacizumab) in patients with recurrent ovarian cancer. TAXOL® (paclitaxel) is a chemotherapy agent used to treat patients with a variety of solid tumors, including lung, ovarian, breast, head and neck cancers. We believe that using ZYBRESTAT® (fosbretabulin tromethamine) in combination with weekly TAXOL® (paclitaxel) may demonstrate that combination therapy with ZYBRESTAT® could improve standard of care and improve patient outcomes in certain patients with advanced recurrent ovarian cancer. However, pursuit of this study is dependent upon strategic decisions regarding our future course in ovarian cancer.

ZYBRESTAT® (fosbretabulin tromethamine) in combination with VOTRIENT® (pazopanib)

GlaxoSmithKline (GSK)’s VOTRIENT® (pazopanib) is an anti-angiogenic oral tyrosine kinase inhibitor that is currently FDA-approved for the treatment of renal cell carcinoma (RCC) and soft tissue sarcoma (STS), with compelling early clinical data in the treatment of relapsed ovarian cancer. We believe that using ZYBRESTAT® (fosbretabulin tromethamine) in combination with VOTRIENT® (pazopanib) may provide a clinically active yet potentially better tolerated alternative to the current standard of care, cytotoxic chemotherapy, for relapsed ovarian cancer.

We may provide ZYBRESTAT® (fosbretabulin tromethamine) to clinical investigators from two U.K.-based non-profit research organizations, the Christie National Health Service (NHS) Foundation Trust and the Hillingdon Hospital NHS Trust for the implementation of this study. GlaxoSmithKline is expected to provide the VOTRIENT® (pazopanib). The study is designed as a Phase 1b/2 trial of VOTRIENT® (pazopanib) with and without ZYBRESTAT® (fosbretabulin tromethamine), in advanced recurrent ovarian cancer. The trial design consists of a Phase 1 dose escalation portion with the combination of VOTRIENT® (pazopanib) and ZYBRESTAT® (fosbretabulin tromethamine) and a randomized Phase 2 portion comparing VOTRIENT® (pazopanib) alone versus VOTRIENT® (pazopanib) plus ZYBRESTAT® (fosbretabulin tromethamine) in patients with relapsed ovarian cancer. The study aims to enroll approximately 120 patients in the Phase 2 portion of the study at sites in the U.K. The primary endpoint of the trial would be progression-free survival (PFS), and secondary endpoints would include safety, overall survival (OS), objective response rate, and CA125 response rate. Subject to approval by U.K. health authorities, appropriate funding by NHS with limited support by GlaxoSmithKline and us, and ethics committee approvals, this trial could begin in the second half of 2014.

As in the combination therapy trial of ZYBRESTAT® (fosbretabulin tromethamine) with AVASTIN® (bevacizumab), which was sponsored and substantially funded by the National Cancer Institute, we believe that the potential cooperative relationship between the Christie NHS Foundation Trust and the Hillingdon Hospital NHS Trust, which is sponsored and primarily funded by NHS, with VOTRIENT® supplied by GlaxoSmithKline and ZYBRESTAT® (fosbretabulin tromethamine) supplied by us, would help offset our costs associated with this trial. We expect to incur limited costs in supporting certain resources required by the NHS and the participating institutions during the duration of this trial and the costs of supplying ZYBRESTAT® (fosbretabulin tromethamine) for the trial.

Gastrointestinal Neuroendocrine Tumors

We are planning to initiate a Phase 2 monotherapy clinical trial of ZYBRESTAT® (fosbretabulin tromethamine) in patients with recurrent gastrointestinal neuroendocrine tumors (GI-NETs) with elevated biomarkers in the second half of 2014. This trial would include 20 Sandostatin®-refractory GI-NET patients with increased biomarker levels. The primary endpoint of the trial would be reduction of biomarkers and secondary endpoints would include symptom control, tumor shrinkage and changes in quality of life as assessed by validated measures.

Carcinoid syndrome occurs in a sub-population of patients with neuroendocrine tumors who display an array of symptoms, such as flushing, diarrhea and, less frequently, bronchoconstriction and heart failure. These symptoms occur secondary to GI-NETs in approximately 5% of patients. These symptoms are caused by overproduction of biologically active substances such as serotonin and kallikrein, which are released directly into systemic circulation, bypassing hepatic degradation. While drug treatment with somatostatin analogues, such as Sandostatin®, helps to control the symptoms of carcinoid syndrome, patients who are or become unresponsive to somatostatin have limited therapeutic options, and we believe that treatment with ZYBRESTAT® (fosbretabulin tromethamine), resulting in vascular shutdown and tumor necrosis, may improve outcomes for these patients. Approximately 14,000 people in the United States are diagnosed with carcinoid tumors each year.

A preclinical study of ZYBRESTAT® (fosbretabulin tromethamine) in a transgenic mouse model of pancreatic neuroendocrine tumors (PNETs) was presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, Boston, MA, in a poster session on October 20, 2013. This placebo-controlled preclinical study was designed to evaluate the activity of systemic administration of ZYBRESTAT® (fosbretabulin tromethamine) for the treatment of functional insulinomas in a transgenic mouse model of PNETs. PNETs are highly vascularized tumors which originate in the pancreas. Functional PNETs make hormones that can cause a cascade of disease symptoms, resulting in significant morbidity for the patient. An insulinoma is a PNET that causes the over-secretion of the hormone insulin.

The animals in the treatment group received ZYBRESTAT® (fosbretabulin tromethamine) three times per week for four weeks, and the animals in the control group received a placebo at the same schedule. After four weeks, tumor size, serum insulin levels and other efficacy parameters, including apoptosis (cell death), cell proliferation and effects on tumor vasculature, were assessed. Treatment with ZYBRESTAT® (fosbretabulin tromethamine) in this animal model resulted in a significant and sustained decrease in circulating insulin of more than 90% over four weeks following a single dose of ZYBRESTAT® (fosbretabulin tromethamine) and was accompanied by a significantly reduced tumor size of greater than 80% in the treated group compared to the placebo treated group. Treatment with ZYBRESTAT® (fosbretabulin tromethamine) was shown to be well tolerated, with no obvious toxicity and was shown to disrupt tumor vasculature, induce apoptosis and inhibit tumor cell proliferation.

Anaplastic Thyroid Cancer, or ATC

Anaplastic thyroid cancer (ATC) is a rare, but particularly aggressive form of thyroid cancer that is resistant to mainstream cancer therapies and that has a particularly grim prognosis, with a median survival from diagnosis of three to four months and a one-year survival rate of less than 10%. Due to an unmet need in the treatment of ATC and the small size of the indication, we have been granted an orphan drug designation by both the FDA and European Medicines Agency (EMA) for the use of ZYBRESTAT® in the treatment of ATC.

We continue to explore the possibility of a special marketing approval in Europe, known as an MAA under “exceptional circumstances,” for the treatment of ATC. Based on the results of a Phase 2/3 controlled study in 80 patients with ATC, called the FACT study, comparing standard chemotherapy with and without ZYBRESTAT® (fosbretabulin tromethamine), the FDA has provided guidance that we would need to conduct one or more large pivotal trials to obtain regulatory approval for ZYBRESTAT® (fosbretabulin tromethamine) in ATC in the United States. We believe these trials would be prohibitively expensive for such a rare indication. The European Union has alternative pathways for potential approval of drugs that are designed to treat life-threatening, extremely rare, orphan diseases such as ATC, without the requirement for large randomized trials. These include the possibility of an MAA under exceptional circumstances, in the case of therapies that address urgent, unmet medical needs. We have received feedback from the Scientific Advice Working Party, or SAWP, of the EMA, and from other reviewing countries as part of the SAWP process on our plan to submit an MAA for ZYBRESTAT® (fosbretabulin tromethamine) in ATC. We continue to address this feedback and may ask for further clarification on the feedback we have received from the reviewing countries. Should we decide to proceed in this indication, we would incorporate this feedback into our potential MAA filing, and we believe that it may be possible that we could obtain an MAA for the use of ZYBRESTAT® (fosbretabulin tromethamine) in the treatment of ATC with the existing clinical data that we have. If we are successful in obtaining an MAA for ZYBRESTAT® (fosbretabulin tromethamine) in the treatment of ATC, we believe that this could lead to similar authorizations in other countries such as Japan, South Korea, China, or Canada, but not in the United States.

We also have a “compassionate use” distribution agreement that we entered into in December 2011 with a Danish company, which currently provides access to ZYBRESTAT® (fosbretabulin tromethamine) for the treatment of patients with ATC on a compassionate use basis in the European Union, including the Nordic countries and Switzerland, Canada, Israel and South Korea.

Ophthalmic Indications

In addition to developing ZYBRESTAT® (fosbretabulin tromethamine) as an intravenously administered therapy for a number of solid tumor indications, we believe that ZYBRESTAT® (fosbretabulin tromethamine) may also be useful as a therapy for a variety of ophthalmological diseases and conditions such as wet age-related macular degeneration (AMD) and diabetic retinopathy that are characterized by abnormal blood vessel growth within the eye that result in loss of vision, many of which are currently treated with anti-vascular endothelial growth factor (VEGF) therapies. While we continue to seek partnership or licensing opportunities that will allow this program to continue, we are not actively pursuing development in this area at this time.

OXi4503 Development Program

In addition to pursuing development of ZYBRESTAT® (fosbretabulin tromethamine), we are also pursuing the development of a second product candidate, OXi4503, a novel, dual-mechanism VDA, which not only has been shown to reduce tumor blood flow but which also forms an antiproliferative metabolite.

We believe that this dual mechanism differentiates OXi4503 from other VDAs and may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on preclinical data, we believe that OXi4503 may be particularly active in hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage, all of which have relatively high levels of the enzymes that facilitate the conversion of OXi4503 into a chemical that directly kills tumor cells. Similar to ZYBRESTAT® (fosbretabulin tromethamine), OXi4503 has shown potent anti-tumor activity in preclinical studies of solid tumors and acute myelogenous leukemia, and in two clinical studies in advanced solid tumors and liver tumors, both as a single agent and in combination with other antiproliferative agents.

Acute Myelogenous Leukemia, or AML

AML is a relatively rare cancer of the myeloid blood cells, with approximately 10,500 new cases each year in the United States and accounting for approximately 1.2% of cancer deaths. AML is characterized by the rapid growth of abnormal white blood cells that pollute bone marrow and interfere with the production of normal blood cells. Due to an unmet need in the treatment of AML and the small size of the indication, we have been granted orphan drug designation in the United States for the use of OXi4503 in the treatment of AML.

We continue to support the ongoing investigator-sponsored Phase 1 trial of OXi4503 in patients with AML or with myelodysplastic syndrome, or MDS, a disorder of the normal blood formation process, being conducted at the University of Florida and with support by The Leukemia & Lymphoma Society’s Therapy Acceleration Program.

This open-label, dose-escalating study for the treatment of up to 36 patients will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. New patients are continuing to be enrolled in this study. As of May 20, 2014, 15 patients have been enrolled into this study, and a maximum tolerated dose has not been observed. Based on results to date, an expansion of the study to a second clinical site is being explored, with the goal of increasing the rate of enrollment in the trial.

Updated data from this trial was presented at the December 2013 annual meeting of ASH in New Orleans, Louisiana. Among the first 13 patients treated at the two lowest dose levels, two patients have shown stable disease, one patient had a partial remission and one patient achieved a complete bone marrow response. Side effects included increases in D-dimer, which is a substance in the blood that is released when a blood clot breaks up, bone pain, fever, chills and flu-like symptoms. Accordingly, OXi4503 appears to be well tolerated based on these results to date in patients with relapsed and refractory AML and MDS. Biological activity associated with OXi4503 includes temporary increases in D-dimer which may be related to anti-leukemic activity of the drug. It is estimated that an additional 12 to 15 patients will be required to establish a maximum tolerated dose.

Company Background

We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors & Media” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

Registered Offering of Common Stock and Private Placement of Warrants

On May 28, 2014, we raised approximately $16 million in gross proceeds, before deducting placement agents’ fees and other offering expenses, in connection with the closing of a (i) a registered offering of 5,400,847 shares of our common stock pursuant to a Registration Statement on Form S-3 (File No. 333-181813), filed with the SEC on May 31, 2012, a Prospectus, filed with the SEC on June 14, 2012, and a Prospectus Supplement, filed with the SEC on May 27, 2014, and (ii) a private placement of warrants to purchase up to 2,700,424 shares of our common stock, which are exercisable immediately after issuance, and have a five-year and three month term and a per share exercise price of $2.90. We refer to this offering as the May 2014 Offering.

At the closing, we also issued to H.C. Wainwright & Co., LLC and related persons warrants to purchase up to 216,033 shares of our common stock, which are exercisable one-hundred eighty (180) days after issuance, expire on June 14, 2017 and have a per share exercise price of $3.7031.

The warrants contain limitations that prevent a holder from acquiring shares of our common stock upon exercise of a warrant that would result in the number of shares of our common stock beneficially owned by it and its affiliates exceeding 4.99% of the total number of shares of our common stock then issued and outstanding, provided that, upon prior notice to us, a holder may increase this limitation to 9.99% of the total number of shares of our common stock then issued and outstanding. In addition, upon certain changes in control of us, a holder of the warrants can elect to receive, subject to certain limitations and assumptions, securities in a successor entity equal to the value of the warrants.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

We will be required to raise additional funds to finance our operations, continue the development of our product candidates and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We are aggressively pursuing forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any financings strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

After our recent financing in May 2014, we expect our existing cash and cash equivalents to support our operations through 2016. We expect this level of cash utilization to allow us to continue our ongoing programs, initiate a Phase 2 clinical trial of ZYBRESTAT® (fosbretabulin tromethamine) in patients with recurrent GI-NETs with elevated biomarkers and, if we finalize an agreement with a non-profit collaborator, support the collaborator in the initiation of a Phase 1b/2 trial of ZYBRESTAT® (fosbretabulin tromethamine) in relapsed ovarian cancer in combination with Votrient® (pazopanib). While our existing cash will support the planning for a follow-on clinical program in ZYBRESTAT® (fosbretabulin tromethamine) for the treatment of advanced recurrent ovarian cancer, it does not allow for conducting any follow-on clinical studies of ZYBRESTAT® (fosbretabulin tromethamine) in advanced recurrent ovarian cancer. Any significant further development of ZYBRESTAT® (fosbretabulin tromethamine), including later-stage clinical trials in ovarian cancer, GI-NETs, or AML, or other capital intensive activities, will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with FDA and other regulatory agency requirements, the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

        While we potentially have access to certain amounts of financing through an agreement with Lincoln Park Capital Fund, LLC and through an At Market Issuance Sales Arrangement, which we refer to as the ATM, with MLV & Co. LLC, these arrangements alone will not be sufficient to fund a late-stage clinical trial of ZYBRESTAT® in any indication. We do not have the ability to direct Lincoln Park Capital to purchase any of our common stock if we fail to maintain a minimum stock price of $6.00 (adjusted for stock splits). Further, in light of our financing completed in May 2014, the amount that we could sell under the ATM during the next twelve months may be limited depending on the price of our common stock and the shares outstanding, among other factors, to the extent it is available at all. In addition, we are restricted by the terms of the securities purchase agreements that we entered into during 2013 and 2014 from making sales under these agreements until December 2014. If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing, whether through the ATM, the Lincoln Park Capital arrangement or otherwise, may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed would materially harm our business, financial condition and results of operations. Our ability to raise additional capital could also be impaired if our common shares lose their status on The NASDAQ Capital Market.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we have curtailed clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. We or our partners currently are pursuing clinical trials in various indications, but we are required by our financial resources to engage only in limited clinical activities. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States, in the European Union and in many other foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA or EMA is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate.

In connection with the clinical development of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•	we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA, EMA or other regulatory agencies;

•	we may not have sufficient financial resources to complete the clinical trials that would be necessary to obtain regulatory approvals;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results from clinical trials may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA, EMA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

        In particular, we may pursue a filing for a marketing authorization, or MAA, in the European Union with ZYBRESTAT® (fosbretabulin tromethamine) for the treatment of ATC under exceptional circumstances. We have received feedback from the Scientific Advice Working Party, or SAWP, of the EMA, and from other reviewing countries as part of the SAWP process on our plan to submit an MAA for ZYBRESTAT® (fosbretabulin tromethamine) in ATC. We continue to address this feedback and may ask for further clarification on the feedback we have received from the reviewing countries. Should we decide to proceed in this indication, we would incorporate this feedback into our potential MAA filing, and we believe that it may be possible that we could obtain an MAA for the use of ZYBRESTAT® (fosbretabulin tromethamine) in the treatment of ATC with the existing clinical data that we have. We cannot, however, assure you that this process will result in our receipt of approval from the EMA to market ZYBRESTAT® for the treatment of ATC. The EMA could require us to conduct one or more additional clinical trials involving patients with ATC or to conduct other studies or analysis in order to obtain approval. We do not currently believe that it would be practicable from a financial standpoint for us to conduct an additional clinical trial in this indication, given the very significant expense of locating patients with this ultra-rare disease and extremely rapid progression of the disease following diagnosis. In the event that additional clinical trials or other studies were to be required by the EMA as a condition of approval, we would likely elect to discontinue the efforts to obtain a marketing authorization for ZYBRESTAT® in ATC in the EU.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and, in many cases, contract research organizations and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently our only clinical trial activities involving ZYBRESTAT® are being conducted by physician clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing studies in support of a marketing application, or NDA, for approval of any of our product candidates by the FDA or other regulatory authorities, the independent investigators are required to comply with FDA requirements applicable to their studies.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

In February 2012, we were inspected by the FDA, and in March 2012, we received a Form FDA 483 containing observations from that inspection. The Form FDA 483 noted observations of certain deficiencies in the conduct of our FACT trial in ATC, which was conducted from July 2007 – February 2010. These observations related to the FDA’s good clinical practice requirements and included the failure to insure proper monitoring of third-party clinical investigators who were participants in our FACT trial, the failure to promptly bring non-compliant clinical investigators into compliance, and also found that some of the clinical trial monitors selected by our clinical research organizations, or CROs, outside the United States were not sufficiently qualified by experience and training to monitor clinical trials. The Form FDA 483 also included observations related to the failure to address the improper storage of a drug that was being used in the trial, and the failure to maintain records and case histories in compliance with FDA regulations. The issues noted in the Form FDA 483 had previously been identified and addressed by our management as part of an internal review of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance and were initially disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Our response to the Form FDA 483 describes the corrective actions that we have taken and will continue to take in response to this matter. On February 10, 2014, we received correspondence from the FDA informing us that we appear to have taken corrective action to prevent the recurrence of the conditions that led to the issuance of the Form FDA 483 and that the related inspection is now closed.

While we have taken and continue to take steps to strengthen our procedures in order to ensure that these issues will not recur in any future clinical trials sponsored by us for any of our product candidates, we cannot assure you that the FDA will be satisfied with our procedures, that the FDA will not issue a warning letter or take other enforcement action against us, or that similar issues will not recur in the future. We also cannot assure you that the Form FDA 483 will not adversely affect our potential application to the EMA for an MAA for ZYBRESTAT® for the treatment of ATC. In addition, the steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive.

As we evolve from a company that is primarily involved in clinical development to a company that is also involved in commercialization, we may encounter difficulties in expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators, distributors, marketers and suppliers.

Maintaining third party relationships for these purposes will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; manage our participation in the clinical trials in which our product candidates are involved effectively; and improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure.

If we enter into arrangements with third parties to perform sales, marketing or distribution services, any product revenues that we receive, or the profitability of these product revenues to us, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or in doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products.

We have no manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely for the foreseeable future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA, EMA and other foreign regulatory authorities.

The FDA, EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in the clinical stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us may require significant additional research and development and additional preclinical and clinical testing prior to application for commercial use. Although we are pursuing a filing an MAA with the EMA to market and sell ZYBRESTAT®, we cannot assure you that the EMA will approve this application without the need for further clinical trials or other studies, which may be prohibitively expensive. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that may cause us to delay, suspend or terminate those clinical trials.

Our product candidates have been tested in over 450 patients to date, and adverse events associated with ZYBRESTAT® and OXi4503 have been found to be mainly low grade, reversible, transient and manageable. However, we will be required to continue to test and evaluate the safety of our product candidates in additional clinical trials, and to demonstrate their safety to the satisfaction of appropriate regulatory agencies, as a condition to receipt of any regulatory approvals. In clinical trials to date, transient mild to moderate hypertension believed to be associated with ZYBRESTAT® has been effectively managed through pre-treatment with antihypertensive medication. We cannot assure you, however, that we will be able to make the necessary demonstrations of safety to allow us to receive regulatory approval for our product candidates in any indication.

If we proceed with the filing of an MAA in the European Union for ZYBRESTAT® in the treatment of ATC, we would need to undertake commercial scale manufacturing activities at significant expense to us in order to proceed with the application for approval for commercialization. We or our external vendors may encounter technical difficulties that preclude us from successfully manufacturing the required registration and validation batches of active pharmaceutical ingredient, or API, and/or drug product and we may be unable to recover any financial losses associated with the manufacturing activities. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We only have a limited number of employees to manage and operate our business.

        As of June 2, 2014, we had a total of 9 full-time employees and 1 employee working on a part-time basis. Our focus on reducing cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of March 31, 2014, had an accumulated deficit of approximately $241,138,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, our continuing clinical trials and development activities with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not yet commercialized any product candidates. Our ability to attain profitability will depend upon our ability to develop and commercialize products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals would have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least three other companies that currently have a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We have licensed in rights to ZYBRESTAT®, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including ZYBRESTAT® and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third-parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT® and OXi4503 and from Baylor University and Angiogene Pharmaceuticals Ltd. for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU, the Bristol-Myers Squibb Company, Baylor University and Angiogene Pharmaceuticals Ltd., we could lose our rights under these agreements. Any such dispute may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

        Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of June 2, 2014, we were the exclusive licensee, sole assignee or co-assignee of twenty-nine (29) granted United States patents, seven (7) pending United States patent applications, two (2) pending Patent Cooperation Treaty international patent applications and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, because some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to a party to any such agreement during the course of the relationship with us be kept confidential and not be disclosed to third-parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If clinical trials or regulatory approval processes for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA, EMA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•	any compliance audits and pre-approval inspections by the FDA, EMA or other regulatory authorities;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

        Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA, EMA or another foreign regulatory authority or the requirement of additional supportive studies by the FDA, EMA or another foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations. In addition, the FDA and EMA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA, EMA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates are approved, but fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on us as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which have not yet been fully implemented.

Our facility with Lincoln Park Capital will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

In November 2011, we entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of our common stock to Lincoln Park Capital Fund, LLC, or LPC, a Chicago-based institutional investor. We do not have the ability to sell shares under this arrangement if we fail to maintain a minimum stock price of $6.00 or if we fail to maintain the effectiveness of a registration statement filed with the SEC. If our stock price rises above $6.00 and the other conditions of the arrangement are met, we may direct LPC to purchase up to $20,000,000 worth of shares of our common stock under our agreement over a 36-month period, in amounts of up to $200,000, which amounts may be increased under certain circumstances. The price of our common stock as of June 13, 2014 was $2.57 and therefore the facility is not available to us at this time and may not be available when needed, or at all, depending on the market price of our common stock. The extent to which we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from LPC were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to LPC under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Our facility with MLV will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

        On July 21, 2010, we entered into an “at the market” equity offering sales agreement, or ATM Agreement, with MLV & Co. LLC (MLV), pursuant to which we may issue and sell shares of our common stock from time to time through MLV acting as our sales agent and underwriter. Sales of our common stock through MLV are made on the principal trading market of our common stock by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV and us. MLV uses its commercially reasonable efforts to sell our common stock from time to time, based upon our instructions (including any price, time or size limits we may impose). We pay MLV a commission rate of up to 7.0% of the gross sales price per share of any common stock sold through MLV as agent under the ATM Agreement. In light of our financing completed in May 2014, the amount that we could sell under the ATM Agreement during the next twelve months may be limited depending on the price of our common stock and the shares outstanding, among other factors, to the extent it is available at all. Further, we are restricted by the terms of the securities purchase agreements that we entered into during 2013 and 2014 from making sales under this agreement until December 2014. The funding available from MLV may not be available when needed, or at all, depending on the market price of our common stock. The extent to which we rely on MLV as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from MLV were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to MLV under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that an investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered for resale or are available for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and may be sold from time to time. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

The low trading volume of our common stock may adversely affect the price of our shares.

Although our common stock is listed on The NASDAQ Capital Market, our common stock has experienced low trading volume during certain periods. Limited trading volume may subject our common stock to greater price volatility and may make it difficult for investors to sell shares at a price that is attractive to them.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. If we cannot maintain effective controls and reliable financial reports, our business and operating results could be harmed. For example, during the third quarter of 2013, our management determined that we had a material weakness related to the operation of our controls over financial reporting primarily associated with a complex non-routine financing transaction in the second quarter of 2013. We continue to work on improvements to our internal controls over financial reporting and there can be no assurance that this or another material weakness will not occur in the future. Any failure to implement and maintain controls over our financial reporting or difficulties encountered in the implementation of improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls over financial reporting or to address identified weaknesses in the future, if they were to occur, could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Issuance of additional equity securities may adversely affect the market price of our common stock.

We are currently authorized to issue 70,000,000 shares of our common stock. As of June 2, 2014, we had 20,701,667 shares of common stock issued and outstanding, excluding shares issuable upon the exercise of our outstanding warrants and options, and we had no shares of preferred stock outstanding. As of June 2, 2014, we also had 7,457,286 warrants and 619,030 options outstanding, of which 217,535 options are currently fully vested or vest within the next 60 days.

To the extent that shares of common stock are issued or options and warrants are exercised, holders of our common stock will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for common stock, holders of our common stock may experience dilution.

Moreover, our board of directors is authorized to issue preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Any provision permitting the conversion of any such preferred stock into our common stock could result in significant dilution to the holders of our common stock.

We also consider from time to time various strategic alternatives that could involve issuances of additional common stock, including but not limited to acquisitions and business combinations, but do not currently have any definitive plans to enter into any of these transactions.

We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.

We have not declared or paid any cash dividends on our common stock, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth and for future stock repurchases and, therefore, we have no plans to pay cash dividends on our common stock at this time. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant.

Accordingly, you may have to sell some or all of your common stock in order to generate cash from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act”), that involve substantial risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words, such as “anticipate,” “could,” “continue,” “contemplate,” “estimate,” “expect,” “will,” “may,” “potential,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. These include statements, among others, relating to the sufficiency of our financial resources, our planned future actions, our clinical trial plans, our research and development plans and expected outcomes, our products under development, our intellectual property position, our plans with respect to funding operations, projected expense levels, and the outcome of contingencies.

Any or all of our forward-looking statements in this report may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from those set forth in forward-looking statements. The uncertainties that may cause differences include, but are not limited to: our need for additional funds to finance our operations, our history of losses, anticipated continuing losses and uncertainty of future financing; the early stage of product development; uncertainties as to the future success of ongoing and planned clinical trials; the unproven safety and efficacy of products under development; the sufficiency of our existing capital resources; our dependence on others for much of the clinical development of our product candidates under development, as well as for obtaining regulatory approvals and conducting manufacturing and marketing of any product candidates that might successfully reach the end of the development process; the impact of government regulations, health care reform and managed care; competition from other companies and other institutions pursuing the same, alternative or superior technologies; the risk of technological obsolescence; uncertainties related to our ability to obtain adequate patent and other intellectual property protection for our proprietary technology and product candidates; dependence on officers, directors and other individuals; and risks related to product liability exposure.

We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the SEC, including our reports on Form 10-Q, 8-K and 10-K. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus. We may receive up to approximately $8,631,221 in aggregate gross proceeds from the exercise of the warrants, if the warrants are exercised for cash, based on the per share exercise prices of the warrants. Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.

SELLING SECURITYHOLDERS

The shares of common stock being offered by the selling securityholders are those issuable to the selling securityholders upon exercise of the warrants. For additional information regarding the issuance of the warrants, see “Prospectus Summary — Registered Offering of Common Stock and Private Placement of Warrants” above. We are registering the shares of common stock issuable upon exercise of the warrants in order to permit the selling securityholders to offer the shares for resale from time to time. The selling securityholders participated in the May 2014 Offering. As indicated in footnotes to the table below, in February 2014, certain of the selling securityholders also participated in a registered public offering of units, each consisting of one share of our common stock and one half of a warrant and the related transactions contemplated by a Securities Purchase Agreement entered into on February 12, 2014, and an engagement letter with the placement agent (the “February 2014 Offering”), in September 2013, certain of the selling securityholders also participated the private placement of our preferred shares and warrants and the related transactions contemplated by a Securities Purchase Agreement entered into on September 18, 2013, and an engagement letter with the placement agent (the “September 2013 Private Placement”), and in April 2013, certain of the selling securityholders also participated in the private placement of our Series A Preferred Shares and Series A and Series B Warrants and the related transactions contemplated by a Securities Purchase Agreement entered into on April 10, 2013, and an engagement letter with the placement agent (the “April 2013 Private Placement”).

The table below lists the selling securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by each of the selling securityholders. The second column lists the percentage of shares of common stock beneficially owned by the selling securityholders, based on their respective ownership of shares of common stock, as of June 2, 2014, assuming exercise of the warrants held by each such selling securityholder on that date but taking account of any limitations on exercise set forth therein. The percentage of shares beneficially owned prior to the offering is based on 20,701,667 shares of our common stock outstanding as of June 2, 2014. The number of shares in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling securityholder may offer under this prospectus and does not take into account any limitations on the exercise of warrants set forth therein.

The warrants, which are exercisable to purchase up to 2,916,457 shares of common stock (including 216,033 shares underlying warrants that were issued to the placement agent in connection with the May 2014 Offering), are exercisable immediately after issuance, and have a five-year and three month term and a per share exercise price of $2.90, or in the case of warrants issued to the placement agent, are exercisable one-hundred eighty (180) days after issuance, expire on June 14, 2017, and have a per share exercise price of $3.7031. See “Prospectus Summary — Registered Offering of Common Stock and Private Placement of Warrants” above for a complete description of the warrants.

Under the terms of the warrants, a selling securityholder may not exercise the warrants to the extent (but only to the extent) such selling securityholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the total number of shares of our common stock then issued or outstanding, provided that, upon prior notice to us, a holder may increase this limitation to 9.99% of the total number of shares of our common stock then issued and outstanding. The number of shares in the second column reflects these limitations. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering		% of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering		% of Shares of Common Stock Owned After Offering
Sabby Healthcare Volatility Master Fund, Ltd. (1)	2,068,096	(2)	9.99%	379,747	(3)	2,068,096	(4)	9.99	% (4)
Sabby Volatility Warrant Master Fund, Ltd. (1)	1,079,696	(5)	5.22%	295,359	(6)	1,079,696	(7)	5.22	% (7)
Cranshire Capital Master Fund, Ltd. (8)	1,392,226	(9)	6.73%	548,523	(10)	1,392,226	(11)	6.73	% (11)
Equitec Specialists, LLC (12)	438,542	(13)	2.12%	126,583	(14)	311,959	(15)	1.51	% (15)
Empery Asset Master, LTD (16)	1,163,570	(17)	5.62%	581,785	(18)	1,163,570	(19)	5.62	% (19)
Empery Tax Efficient, LP (20)	279,963	(21)	1.35%	93,321	(22)	186,642	(23)	*	(23)
Capital Ventures International (24)	1,915,212	(25)	9.25%	675,106	(26)	1,915,212	(27)	9.25	% (27)
H.C. Wainwright & Co., LLC	196,759	(28)	*	64,810	(29)	131,949	(30)	*	(30)
Mark Viklund	22,650	(31)	*	6,481	(32)	16,169	(33)	*	(33)
Michael Vasinkevich	272,610	(34)	1.32%	72,371	(35)	200,239	(36)	*	(36)
Noam Rubinstein	94,379	(37)	*	27,004	(38)	67,375	(39)	*	(39)
Michael Mirsky	131,172	(40)	*	43,207	(41)	87,965	(42)	*	(42)
Charles Worthman	7,550	(43)	*	2,160	(44)	5,390	(45)	*	(45)

*	Less than 1%.
(1)	This shareholder has indicated that Hal Mintz has voting and investment power over the shares held by it. This shareholder has also indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC, and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.
(2)	The number of shares shown in this column reflects 2,068,096 shares of common stock beneficially owned, including 759,494 shares issued to Sabby Healthcare Volatility Master Fund, Ltd. in the May 2014 Offering, none of the 379,747 shares issuable upon exercise of the Warrants issued to Sabby Healthcare Volatility Master Fund, Ltd. in the May 2014 Offering as a result of the 4.99% Warrant exercise restriction described above, 1,101,929 shares issuable upon exercise of the Series A Warrants issued to Sabby Healthcare Volatility Master Fund, Ltd. in the April 2013 Private Placement, and 206,673 of the 543,526 shares issuable upon exercise of the Series B Warrants issued to Sabby Healthcare Volatility Master Fund, Ltd. in the April 2013 Private Placement as a result of a 9.99% Series B Warrant exercise restriction.
(3)	This registration statement registers the resale by Sabby Healthcare Volatility Master Fund, Ltd. of 379,747 shares of common stock issuable upon exercise of Warrants issued to Sabby Healthcare Volatility Master Fund, Ltd. in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(4)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Sabby Healthcare Volatility Master Fund, Ltd. has retained all of its other shares of common stock owned.
(5)	The number of shares shown in this column reflects 1,079,696 shares of common stock beneficially owned, including 590,717 shares issued to Sabby Volatility Warrant Master Fund, Ltd. in the May 2014 Offering, none of the 295,359 shares issuable upon exercise of the Warrants issued to Sabby Volatility Warrant Master Fund, Ltd. in the May 2014 Offering as a result of the 4.99% Warrant exercise restriction described above, 275,483 shares issuable upon exercise of the Series A Warrants issued to Sabby Volatility Warrant Master Fund, Ltd. in the April 2013 Private Placement, and 213,496 shares issuable upon exercise of the Series B Warrants issued to Sabby Volatility Warrant Master Fund, Ltd. in the April 2013 Private Placement.
(6)	This registration statement registers the resale by Sabby Volatility Warrant Master Fund, Ltd. of 295,359 shares of common stock issuable upon exercise of Warrants issued to Sabby Volatility Warrant Master Fund, Ltd. in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(7)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Sabby Volatility Warrant Master Fund, Ltd. has retained all of its other shares of common stock owned.
(8)	This shareholder has indicated the following: Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. and has voting control and investment discretion over securities held by Cranshire Capital Master Fund, Ltd. Mitchell P. Kopin, the president, sole member and sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership of the securities held by Cranshire Capital Master Fund, Ltd.
(9)	The number of shares shown in this column reflects 1,392,226 shares of common stock beneficially owned, including 1,097,046 shares issued to Cranshire Capital Master Fund, Ltd. in the May 2014 Offering, and none of the 548,523 shares issuable upon exercise of the Warrants issued to Cranshire Capital Master Fund, Ltd. in the May 2014 Offering, as a result of the 4.99% Warrant exercise restriction described above.
(10)	This registration statement registers the resale by Cranshire Capital Master Fund, Ltd. of 548,523 shares of common stock issuable upon exercise of Warrants issued to Cranshire Capital Master Fund, Ltd. in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(11)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Cranshire Capital Master Fund, Ltd. has retained all of its other shares of common stock owned.

(12)	This shareholder has indicated the following: CCA is the investment manager of a managed account for Equitec Specialists, LLC and has voting control and investment discretion over securities held in the managed account by Equitec Specialists, LLC. Mr. Kopin, the president, sole member and sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership of the securities held by Equitec Specialists, LLC in the managed account. Equitec Specialists, LLC is an affiliate of a broker-dealer. Equitec Specialists, LLC acquired the shares being registered hereunder in the ordinary course of business, and at the time of the May 2014 Offering, Equitec Specialists, LLC did not have any arrangements or understandings with any person to distribute such securities.
(13)	The number of shares shown in this column reflects 438,542 shares of common stock beneficially owned, including 253,166 shares issued to Equitec Specialists, LLC in the May 2014 Offering, and 126,583 of the 126,583 shares of common stock issuable upon exercise of the Warrants issued to Equitec Specialists, LLC in the May 2014 Offering.
(14)	This registration statement registers the resale by Equitec Specialists, LLC of 126,583 shares of common stock issuable upon exercise of Warrants issued to Equitec Specialists, LLC in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(15)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Equitec Specialists, LLC has retained all of its other shares of common stock owned.
(16)	This shareholder has indicated the following: Empery Asset Management LP, the authorized agent of Empery Asset Master, LTD, has discretionary authority to vote and dispose of the shares held by Empery Asset Master, LTD and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by Empery Asset Master, LTD. Empery Asset Master, LTD, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.
(17)	The number of shares shown in this column reflects 1,163,570 shares of common stock beneficially owned, including 1,163,570 shares issued to Empery Asset Master, LTD in the May 2014 Offering, and none of the 581,785 shares issuable upon exercise of the Warrants issued to Empery Asset Master, LTD in the May 2014 Offering as a result of the 4.99% Warrant exercise restriction described above.
(18)	This registration statement registers the resale by Empery Asset Master, LTD of 581,785 shares of common stock issuable upon exercise of Warrants issued to Empery Asset Master, LTD in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(19)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Empery Asset Master, LTD has retained all of its other shares of common stock owned.
(20)	This shareholder has indicated the following: Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP, has discretionary authority to vote and dispose of the shares held by Empery Tax Efficient, LP and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by Empery Tax Efficient, LP. Empery Tax Efficient, LP, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.
(21)	The number of shares shown in this column reflects 279,963 shares of common stock beneficially owned, including 186,642 shares issued to Empery Tax Efficient, LP in the May 2014 Offering, and 93,321 of the 93,321 shares issuable upon exercise of the Warrants issued to Empery Tax Efficient, LP in the May 2014 Offering.
(22)	This registration statement registers the resale by Empery Tax Efficient, LP of 93,321 shares of common stock issuable upon exercise of Warrants issued to Empery Tax Efficient, LP in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(23)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Empery Tax Efficient, LP has retained all of its other shares of common stock owned.
(24)	This shareholder has indicated the following: Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the shares.
(25)	The number of shares shown in this column reflects 1,915,212 shares of common stock beneficially owned, including 1,350,212 shares issued to Capital Ventures International in the May 2014 Offering, none of the 675,106 shares issuable upon exercise of the Warrants issued to Capital Ventures International in the May 2014 Offering as a result of the 4.99% Warrant exercise restriction described above, and 565,000 shares issuable upon exercise of the warrants issued to Capital Ventures International in the February 2014 Offering.
(26)	This registration statement registers the resale by Capital Ventures International of 675,106 shares of common stock issuable upon exercise of Warrants issued to Capital Ventures International in the May 2014 Offering, without regard for any limitations on exercise set forth in the Warrants.
(27)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants are sold in this offering but that Capital Ventures International has retained all of its other shares of common stock owned.
(28)	The number of shares shown in this column reflects 64,810 shares of common stock issuable upon exercise of the Warrants issued to H.C. Wainwright & Co., LLC in relation to the May 2014 Offering, 87,805 shares of common stock issuable upon exercise of the warrants issued to H.C. Wainwright & Co., LLC in relation to the February 2014 Offering, and 44,144 shares of common stock issuable upon exercise of the warrants issued to H.C. Wainwright & Co., LLC in relation to the September 2013 Private Placement.
(29)	This registration statement registers the resale by H.C. Wainwright & Co., LLC of 64,810 shares of common stock issuable upon exercise of outstanding Warrants issued to H.C. Wainwright & Co., LLC in relation to the May 2014 Offering.
(30)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to H.C. Wainwright & Co., LLC in relation to the May 2014 Offering are sold in this offering but that H.C. Wainwright & Co., LLC has retained all of its other shares of common stock owned.

(31)	The number of shares shown in this column reflects 6,481 shares of common stock issuable upon exercise of the Warrants issued to Mark Viklund in relation to the May 2014 Offering, 8,780 shares of common stock issuable upon exercise of the warrants issued to Mark Viklund in relation to the February 2014 Offering, 4,414 shares of common stock issuable upon exercise of the warrants issued to Mark Viklund in relation to the September 2013 Private Placement, and 2,975 shares of common stock issuable upon exercise of the warrants issued to Mark Viklund in relation to the April 2013 Private Placement.
(32)	This registration statement registers the resale by Mark Viklund of 6,481 shares of common stock issuable upon exercise of outstanding Warrants issued to Mark Viklund in relation to the May 2014 Offering.
(33)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to Mark Viklund in relation to the May 2014 Offering are sold in this offering but that Mark Viklund has retained all of his other shares of common stock owned.
(34)	The number of shares shown in this column reflects 72,371 shares of common stock issuable upon exercise of the Warrants issued to Michael Vasinkevich in relation to the May 2014 Offering, 98,049 shares of common stock issuable upon exercise of the warrants issued to Michael Vasinkevich in relation to the February 2014 Offering, 44,880 shares of common stock issuable upon exercise of the warrants issued to Michael Vasinkevich in relation to the September 2013 Private Placement, and 57,310 shares of common stock issuable upon exercise of the warrants issued to Michael Vasinkevich in relation to the April 2013 Private Placement.
(35)	This registration statement registers the resale by Michael Vasinkevich of 72,371 shares of common stock issuable upon exercise of outstanding Warrants issued to Michael Vasinkevich in relation to the May 2014 Offering.
(36)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to Michael Vasinkevich in relation to the May 2014 Offering are sold in this offering but that Michael Vasinkevich has retained all of his other shares of common stock owned.
(37)	The number of shares shown in this column reflects 27,004 shares of common stock issuable upon exercise of the Warrants issued to Noam Rubenstein in relation to the May 2014 Offering, 36,585 shares of common stock issuable upon exercise of the warrants issued to Noam Rubenstein in relation to the February 2014 Offering, 18,393 shares of common stock issuable upon exercise of the warrants issued to Noam Rubenstein in relation to the September 2013 Private Placement, and 12,397 shares of common stock issuable upon exercise of the warrants issued to Noam Rubenstein in relation to the April 2013 Private Placement.
(38)	This registration statement registers the resale by Noam Rubenstein of 27,004 shares of common stock issuable upon exercise of outstanding Warrants issued to Noam Rubenstein in relation to the May 2014 Offering.
(39)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to Noam Rubenstein in relation to the May 2014 Offering are sold in this offering but that Noam Rubenstein has retained all of his other shares of common stock owned.
(40)	The number of shares shown in this column reflects 43,207 shares of common stock issuable upon exercise of the Warrants issued to Michael Mirsky in relation to the May 2014 Offering, 58,536 shares of common stock issuable upon exercise of the warrants issued to Michael Mirsky in relation to the February 2014 Offering, and 29,429 shares of common stock issuable upon exercise of the warrants issued to Michael Mirsky in relation to the September 2013 Private Placement.
(41)	This registration statement registers the resale by Michael Mirsky of 43,207 shares of common stock issuable upon exercise of outstanding Warrants issued to Michael Mirsky in relation to the May 2014 Offering.
(42)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to Michael Mirsky in relation to the May 2014 Offering are sold in this offering but that Michael Mirsky has retained all of his other shares of common stock owned.
(43)	The number of shares shown in this column reflects 2,160 shares of common stock issuable upon exercise of the Warrants issued to Charles Worthman in relation to the May 2014 Offering, 2,927 shares of common stock issuable upon exercise of the warrants issued to Charles Worthman in relation to the February 2014 Offering, 1,471 shares of common stock issuable upon exercise of the warrants issued to Charles Worthman in relation to the September 2013 Private Placement, and 992 shares of common stock issuable upon exercise of the warrants issued to Charles Worthman in relation to the April 2013 Private Placement.
(44)	This registration statement registers the resale by Charles Worthman of 2,160 shares of common stock issuable upon exercise of outstanding Warrants issued to Charles Worthman in relation to the May 2014 Offering.
(45)	The number of shares shown in this column assumes that all of the shares of common stock issuable upon exercise of the Warrants issued to Charles Worthman in relation to the May 2014 Offering are sold in this offering but that Charles Worthman has retained all of his other shares of common stock owned.

PLAN OF DISTRIBUTION

Each selling securityholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on The NASDAQ Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling securityholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling securityholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Capital Market under the symbol “OXGN.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of this prospectus and prior to the time that we sell all of the securities offered by this prospectus or the earlier termination of the offering, and (2) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement (except in each case the information contained in such documents to the extent “furnished” and not “filed”). The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Current Report on Form 8-K filed on June 10, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on May 23, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on May 16, 2014 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarter ending March 31, 2014, filed on May 8, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on May 1, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 7, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 27, 2014 (File No. 000-21990);

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 20, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 12, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 14, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 3, 2014 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on January 13, 2014 (solely with respect to the information in the second paragraph thereof) (File No. 000-21990);

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description; and

•	The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act with the SEC on March 30, 2005, including any amendment or report filed for the purpose of updating such description.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (650) 635-7000.

OXiGENE, Inc.

2,916,457 Shares of Common Stock

PROSPECTUS

June 16, 2014